Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Phunware, Inc. on Form S-3 (File No. 333-235896), Form S-8 (File No. 333-236145) and Form S-8 (File No. 333-231104) of our report which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 30, 2020, with respect to our audits of the consolidated financial statements of Phunware, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report is included in this Annual Report on Form 10-K of Phunware, Inc. for the year ended December 31, 2019.

Our report on the consolidated financial statements refers to a change in the method of accounting for revenue in 2019 due to the adoption of the guidance in ASC 606, Revenue from Contracts with Customers.

/s/ Marcum LLP

Marcum LLP
Houston, TX
March 30, 2020